Exhibit 20(i)

TAYCO DEVELOPMENTS, INC.
SHAREHOLDERS' NEWSLETTER, SUMMER 2004

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYCO DEVELOPMENTS. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, AND PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: YEAR-END RESULTS

Tayco Developments completed its 2003-2004 fiscal year on May 31, 2004. Results for the fourth quarter and fiscal year are as follows:

24:
FOURTH QUARTER	F/Y 03-04	F/Y 02-03
SALES	$180,545	$143,565
NET EARNINGS	$20,460	($54,456)
EARNINGS PER SHARE	2¢	(5¢)

FISCAL YEAR	F/Y 03-04	F/Y 02-03
SALES	$623,710	$525,940
NET EARNINGS	$94,001	$186,635
EARNINGS PER SHARE	9¢	19¢

SHARES OUTSTANDING	987,928	990,213

For the year, royalty revenue was up sharply to $321,789 from $125,030 in 2003. Research and development revenue from outside sales declined to $301,921 from $400,910 in 2003. The reason for this decline is simply that Tayco performed a lot of internal research on potential new products and technology during the year leaving less time available for contract research. Research expenses for the year increased to $292,665 in 2004, compared to $172,991 in the previous year.

ITEM: MILITARY SEATING SYSTEMS

One of the reasons for the above mentioned increase in royalty income was the selection of Tayco's seat isolators for use by the U.S. Navy SEALS on their MK V Special Operations Boats. Taylor Devices is in monthly production of these parts, and expects to complete the order by September 2004. Tayco has additionally been working with two boat manufacturers who have expressed a keen interest in offering this technology on other military vessels. In addition, a proprietary information agreement has been executed with a third corporation who is interested in applying Tayco's seating system to land-based military vehicles. The speed at which this program moves forward is expected to be very dependent on the magnitude and timing of funds received from the U.S. Government.

ITEM: TAYCO RECEIVES EUROPEAN CONTRACT

Tayco has recently been contracted to perform analysis and simulation of weapons effects on a new warship being designed by one of our country's European allies. In what is perhaps an odd circle of events, much of the basis for current U.S. Navy ship shock testing comes from British experiments carried out in great haste during World War II. At war's end, the U.S. Navy established formal doctrines on ship survivability and has periodically updated its requirements to embrace new technology. In comparison, European navies tended to place more emphasis on offensive capability with ship defense and survivability getting lesser attention.

The U.S. Navy was downsized during the 1990's, and many surplus warships were sold to our allies. When these Nations observed the attention paid to ship defense on these vessels, there was a rekindling of interest in shock protection. The Company believes that this is why our technical expertise was sought after for this project. Work will progress throughout the 2004 calendar year. Funding will be provided on a stepwise basis pending Tayco's successful studies.

ITEM: NEW BRIDGE DESIGNS FOR BRIDGE CABLE DAMPERS

Taylor Devices has sold dampers for several highway bridge projects over the past 18 months where dampers are used on suspension bridge cables. The usual application is on so-called cable stayed bridges that differ from classical suspension bridges (like the Brooklyn and Golden Gate) in that long suspension cables come off of the bridge towers to the deck in a fan-like array. Most large, modern "signature bridges" use this type of cable arrangement. Dampers are used on each cable where it attaches to the bridge deck to suppress cable motion during wind storms. Taylor Devices' original approach used a small industrial damper, patented some years ago by Tayco Developments. As the use of these cable dampers became more widespread, the dampers tended to get much larger, with much more stringent performance parameters. Taylor Devices' most recent projects of this type are beginning to use some of Tayco's newly patented designs, borrowing heavily on technology developed for NASA rockets and spacecraft.

Tayco Developments hopes this trend continues, since it will bring additional royalty payments for some of the Company's products normally used on a low-volume basis. A typical cable stayed suspension bridge uses 50-200 dampers, where a typical spacecraft uses only 6-8 dampers.

ITEM: NEXT MAILING

Our next Shareholder mailing will be our Annual Report and notice of Annual Meeting of Shareholders. You should be receiving your mailing in October.

By:	/s/ Douglas P. Taylor Douglas P. Taylor President